EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended 2003	Year Ended 2002	Year Ended 2001	Year Ended 2000	Year Ended 1999	Year Ended 1998
	(Amounts in thousands except for ratio)
COMPUTATION OF EARNINGS
Pretax income (loss) before Minority interest	45,326	(13,524)	(71,375)	28,031	(12,815)	(58,229)
Plus Fixed charges	52,221	43,101	43,776	37,342	34,714	43,231
Plus Amortization of capitalized interest	265	221	153	—	—	—
Less capitalized interest	(836)	(1,208)	(1,100)	(900)	—	—

TOTAL	96,976	28,590	28,546	64,473	21,899	(14,998)
COMPUTATION OF FIXED CHARGES
Interest Expense	5,890	5,440	13,469	15,463	19,096	25,382
Capitalized interest	836	1,208	1,100	900
Amortization of fleet origination fees	123	123	103	—	—	—
Amortization of debt issuance costs	47	—	—	—	—	—
Estimate of interest on rent expense	45,325	36,330	29,104	20,979	15,618	17,849

Total fixed charges	52,221	43,101	43,776	37,342	34,714	43,231
Ratio (fixed charges/earnings and fixed charges)/Deficiency	1.86	(14,511)	(72,322)	1.73	(12,815)	(58,229)